EXHIBIT 21

                         SUBSIDIARIES OF THE REGISTRANT

     Santa Fe Energy Resources, Inc. ("SFER") has 33 wholly-owned subsidiaries, all of which are engaged in the exploration for and development and production of oil and natural gas. Four subsidiaries conduct operations in the United States and 29 subsidiaries conduct operations in foreign areas. In addition, SFER owns approximately 83% of Monterey Resources, Inc. which conducts oil and gas exploration, development and production operations in the United States.